Mail Stop 4561

September 23, 2008

Mr. Scott Hughes
President and Chief Executive Officer
uVuMobile, Inc.
2160 Satellite Boulevard, Suite 130
Duluth, GA 30097

> **Re:** **uVuMobile, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **File No. 000-26809**

Dear Mr. Hughes:

We have reviewed your response letter dated September 18, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 9A. Controls and Procedures, page 23

1.   Your proposed disclosure indicates that "except for the addition of a step to [y]our disclosure controls and procedures to check all updates to rules and regulations of the Commission applicable to the Company, no changes were made to the Company's internal control over financial reporting…during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Revise to state clearly, if true, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. As part of your response, please confirm to us that this additional "step" was added in your fourth quarter. In this regard, it appears to us that this change may have actually occurred subsequent to December 31, 2007.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant